UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant’s name into English)

Level 3, 40 JohnstonStreet, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [X] No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NI51-102F4-Business Acquisition Report — Arrowhead Energy Limited

99.2	Schedule A — Audited financial statements of Arrowhead Energy Limited (then called International Resource Management (NZ) Limited) for the year ended March 31, 2005

99.3	Schedule B — Audited financial statements of Arrowhead Energy Limited for the year ended March 31, 2006

99.4	Schedule C — Unaudited interim financial statements of Arrowhead Energy Limited for the period from April 1 to September 30, 2006

99.5	Schedule D — Unaudited pro forma consolidated balance sheet and income statement of Austral Pacific Energy Ltd. for the period from January 1 to September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd. (Registrant)

Date: 6 March 2007	By: /s/ Rick Webber (Signature) Richard Ernest Webber
Title: CEO and President